SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A/A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(B) OR (G) OF THE
SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 4

ADC TELECOMMUNICATIONS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Minnesota (State of Incorporation or Organization)	41-0743912 (I.R.S. Employer Identification No.)
13625 Technology Drive, Eden Prairie, Minnesota 55344
(Address of Principal Executive Offices, Including Zip Code)

     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐
     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☑
     Securities Act registration statement file number to which this Form relates:                      (if applicable).
     Securities to be registered pursuant to Section 12(b) of the Act:
Not Applicable
Securities to be registered pursuant to Section 12(g) of the Act:
Rights to Purchase Junior Participating Preferred Stock
(Title of Class)

Item 1. Description of Registrant’s Securities to Be Registered.
Item 1 of the Form 8-A/A dated July 30, 2003 (the “Form 8-A/A”), filed by ADC Telecommunications, Inc., a Minnesota corporation (the “Company”), is hereby amended in its entirety to provide:
     Effective as of May 9, 2007, the Company amended and restated the Rights Agreement with Computershare Investor Services, LLC, as Rights Agent, originally dated September 23, 1986 (as amended and restated, the “Rights Agreement”). The Rights Agreement was amended and restated to make certain changes as a result of (i) a one-for-seven reverse stock split of the Common Stock of the Company effected on May 10, 2005, and (ii) an amendment to the Company’s Bylaws providing that, beginning on May 9, 2005, the shares of Common Stock with the uncertificated (subject to certain exceptions). Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Rights Agreement.
     The Rights issuable thereunder are a right to purchase a fraction of a share of the Company’s Series A Junior Participating Preferred Stock, par value $0.0001 (the “Preferred Shares”).
     Prior to the Distribution Date, the Rights will be attached to and transferred with the Common Stock, and the registered holders of the Common Stock will be deemed to be the registered holders of the Rights. After the Distribution Date, the Rights Agent will mail separate certificates evidencing the Rights to each record holder of the Common Stock as of the close of business on the Distribution Date, and thereafter the Rights will be transferable separately from the Common Stock. The “Distribution Date” generally means the earlier of (i) the close of business on the day after the date of the first public announcement that a person or group of affiliated persons has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (an “Acquiring Person”) and (ii) the close of business on the 10th business day (or such later day as may be designated by the Board of Directors before any person has become an Acquiring Person) after the date of the commencement of a tender or exchange offer by any person which would, if consummated, result in such person becoming an Acquiring Person.
     Prior to the Distribution Date, the Rights will not be exercisable. After the Distribution Date, each Right will be exercisable to purchase, for $119.00 (the “Purchase Price”), one ten-thousandth of a Preferred Share. The terms and conditions of the Rights are set forth in the Rights Agreement.
     If any person has become an Acquiring Person (but none of the events described in the second succeeding paragraph has occurred), each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated persons) will entitle the holder, after the Distribution Date, to purchase, for the Purchase Price, a number of Preferred Shares with the equivalent features of that number of shares of Common Stock equal to the current exercise price of the Right, divided by 50% of the then current market value of the shares of Common Stock.
     At any time after any person has become an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock), the Board of Directors may exchange all or part of the Rights (other than Rights which have become void under the terms of the Rights Agreement) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right.
     If, after any person has become an Acquiring Person, (i) the Company is acquired in certain mergers or other business combination transactions or (ii) 50% of more of the assets or earning power of the Company and its subsidiaries, taken as a whole, are sold, then each Right will entitle the holder, after the Distribution Date, to purchase, for the Purchase Price, a number of shares of common stock of the other party to such business combination or sale (or in certain circumstances, an affiliate) equal to the current exercise price of the Right, divided by 50% of the then current market value of the shares of common stock of the issuing party.
     The majority of the Company’s independent directors may redeem all of the Rights at a price of $0.0001 per Right at any time before any person has become an Acquiring Person.
     The Rights will expire on July 30, 2013, unless earlier exchanged or redeemed.
     For so long as no person has become an Acquiring Person and the Rights are redeemable, the Rights Agreement may be amended in any respect. At any time after a person has become an Acquiring Person, the Rights Agreement may not be amended in any respect that adversely affects Rights holders (other than any Acquiring Person and certain affiliated persons).
     Rights holders have no rights as shareholders of the Company by virtue of holding the Rights, including the right to vote and to receive dividends.
     The Rights Agreement includes certain antidilution provisions designed to prevent efforts to diminish the effectiveness of the Rights.
     A copy of the Rights Agreement and the exhibits thereto has been attached as an exhibit hereto and is incorporated herein by reference. The foregoing description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.
Item 2. Exhibits.
Item 2 of the Form 8-A/A is hereby amended in its entirety to provide:
     4-b Rights Agreement, as amended and restated as of May 9, 2007, between the Company and Computershare Investor Services, LLC, as Rights Agent (which includes as Exhibit A, the Form of Certificate of Designation, Preferences and Right of Series A Junior Participating Preferred Stock, as Exhibit B, the Form of Rights Certificate, and as Exhibit C, the Summary of Purchase Preferred Shares).
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC TELECOMMUNICATIONS, INC.
Dated: May 10, 2007	By:	/s/ James G. Matthews
James G. Matthews
Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

4-b	Rights Agreement, as amended and restated as of May 9, 2007, between the Company and Computershare Investor Services, LLC, as Rights Agent (which includes as Exhibit A, the Form of Certificate of Designation, Preferences and Right of Series A Junior Participating Preferred Stock, as Exhibit B, the Form of Rights Certificate, and as Exhibit C, the Summary of Rights to Purchase Preferred Shares).